Exhibit 99.2

POLYPID LTD.

PETACH TIKVA, ISRAEL

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON OCTOBER 9, 2023

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of PolyPid Ltd. (the “Company”) for use at the Company’s extraordinary general meeting of shareholders (the “Meeting”) to be held on October 9, 2023, at 2:00 p.m. Israel time, or at any adjournment or postponement thereof.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, no par value, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this proxy statement.

Two or more shareholders present, personally or by proxy, holding in the aggregate not less than twenty five percent (25%) of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until October 16, 2023, at 2:00 p.m. Israel time (the “Adjourned Meeting”). At the Adjourned Meeting, if a quorum is not present within half an hour from the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Proposal No. 1 described hereinafter requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals (a “Simple Majority”).

Pursuant to the Israeli Companies Law, 5759-1999 (the “Companies Law”), Proposal No. 2 requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter, provided that either (i) such a majority includes at least the majority of the votes of shareholders who are not controlling shareholders or do not have personal interest in the approval of the transaction (abstentions will not be taken into account); or (ii) the total number of votes against such proposal among the shareholders mentioned in clause (i) above does not exceed two percent (2%) of the total voting rights in the Company (the “Special Majority”).

For this purpose, “Personal Interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company, or if he or she has the ability to direct the Company’s operations; in the context of a transaction with an interested party, a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company, is also presumed to be a controlling shareholder. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to elect directors of a company or its chief executive officer.

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (a “Position Statement”) to the Company’s offices at 18 Hasivim Street, Petach Tikva 495376, Israel. Any Position Statement received will be furnished to the U.S. Securities and Exchange Commission (“SEC”) on a Report on Form 6-K, and will be made available to the public on the SEC’s website at www.sec.gov. Position Statements should be submitted to the Company no later than September 29, 2023. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement. The Board of Directors’ response to the Position Statement will be submitted no later than October 4, 2023.

One or more shareholders holding Ordinary Shares which reflect 5% or more of the Company’s share capital and voting rights (2,468,524 shares) is entitled to examine the proxy and voting material.

It is noted that there may be changes on the agenda after publishing this proxy statement, and there may be Position Statements which can be published. Therefore, the most updated agenda will be furnished to the SEC on a Report on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.

PROPOSAL 1

TO APPROVE COMPENSATION TO MR. YOSSI BENAMRAM, COMPANY’S DIRECTOR

Background

Pursuant to the Companies Law, compensation to directors, including the grant of an officer indemnity and exculpation agreement is required to be approved by the Compensation Committee, the Board of Directors and shareholders of the Company. However, regulation 1B4 of the Companies Regulations (interested party transactions), 5760-2000, allows the Compensation Committee and the Board of Directors to approve compensation to directors, including the grant of an indemnification and exculpation agreement until the next earliest meeting of shareholders of the Company.

General

On May 7, 2023 and on May 8, 2023, the Nomination and Compensation Committee and the Board of Directors, respectively, approved the appointment of Mr. Yossi BenAmram as an independent director (under Nasdaq Stock Market rules) on the Company’s Board of Directors, and further approved, respectively, his compensation as follows (“Mr. BenAmram Compensation”):

●	Annual and Attendance Fee- Mr. BenAmram will be entitled to: (i) an annual fee of NIS 37,000 (approximately $9,737); and (ii) an attendance fee of NIS 2,480 (approximately $653) per meeting of the Board of Directors or a committee thereof, NIS 1,480 (approximately $389) for a Zoom/Teams/telephonic meeting or NIS 1,240 (approximately $326) for written resolutions.

●	Grant of Options- Mr. BenAmram is granted 18,750 options to purchase Company’s Ordinary Shares (“Mr. BenAmram Options”). Mr. BenAmram Options grant is in accordance with the terms of the Company’s Compensation Policy for non-executive directors. Mr. BenAmram Options shall vest in equal quarterly installments for 12 quarters, as of May 8, 2023. Mr. BenAmram Options shall be exercised at an exercise price of $0.38 per Ordinary Share, equal to the closing price on the day before the grant date.

●	Officer Indemnity and Exculpation Agreement- Mr. BenAmram will be granted an officer indemnity and exculpation agreement, in the form previously approved and as shall be approved from time to time by the Company’s shareholders and granted to all other office holders in the Company.

In making its recommendation with regard to the approval of Mr. BenAmram Compensation, the Compensation Committee and the Board of Directors each has also considered, inter alia: (i) the factors and different components of non-executive directors compensation included in the Compensation Policy; (ii) the fact that all office holders and Directors were granted with identical terms of indemnification and exculpation and in the same form, in accordance with the Company’s standard officer indemnity and exculpation Agreement; and (iii) the fact that indemnification and exculpation are a common defense for office holders in public companies in Israel.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve Mr. BenAmram Compensation including the grant of an officer indemnity and exculpation agreement by the Company to Mr. BenAmram as set forth in the proxy statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends a vote FOR the above proposal.

PROPOSAL 2

TO APPROVE A GRANT OF OPTIONS TO THE COMPANY’S CHIEF EXECUTIVE OFFICER, MS. DIKLA CZACZKES AKSELBRAD

Background

Ms. Dikla Czaczkes Akselbrad has served as the Company’s Chief Executive Officer since July 2022 and as a director of the Company since August 2022.

On August 3, 2023 and August 7, 2023, the compensation committee of the Board of Directors (the “Compensation Committee”) and the Board of Directors, respectively, approved and recommended to the Company’s shareholders to approve a grant of options to Ms. Czaczkes Akselbrad as part of the annual grant of options to all of the Company’s employees.

Under the options grant, Ms. Czaczkes Akselbrad will be granted an amount of options to purchase up to 914,576 Ordinary Shares (the “Ms. Czaczkes Akselbrad Options”) on the following terms:

●	Term and Vesting Schedule- Ms. Czaczkes Akselbrad Options shall vest and become exercisable during a 4-year period as of August 7, 2023 (the “Dikla’s Vesting Commencement Date”) pursuant to the following schedule: (a) twenty-five percent (25%) of the shares covered by Ms. Czaczkes Akselbrad Options, on the first anniversary of the Dikla’s Vesting Commencement Date; and (b) six-point twenty five percent (6.25%) of the shares covered by Ms. Czaczkes Akselbrad Options at the end of each subsequent quarter.

●	Other terms- Ms. Czaczkes Akselbrad Options are subject to such other terms and conditions set forth in the Company’s options agreement and the provisions of the Company’s 2012 Share Option Plan for C-level officers.

●	Exercise Price- Ms. Czaczkes Akselbrad Options shall be exercised at an exercise price of $0.367 per Ordinary Share, which equals the average closing price of the shares in the 30 trading days prior to August 7, 2023.

The issuance of Ms. Czaczkes Akselbrad Options is in accordance with the Company’s compensation policy (the “Compensation Policy”).

The Options are granted in accordance with the capital gain track of Section 102 of the Israeli Income Tax Ordinance, 1961.

When considering Ms. Czaczkes Akselbrad Options grant, our Compensation Committee and Board of Directors considered numerous factors, including creation of appropriate incentive for Ms. Czaczkes Akselbrad which reflects a fair and reasonable value for her responsibilities and Ms. Czaczkes Akselbrad’s contribution to the Company’s operations.

The Compensation Committee and the Board of Directors also considered, among other things, the Company’s size and the nature of its operations, and reviewed various data and information they deemed relevant, including comparative data regarding peer companies.

Accordingly, the Compensation Committee and Board of Directors determined that Ms. Czaczkes Akselbrad Options is in the Company’s best interest.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve Ms. Czaczkes Akselbrad Options grant, as set forth in the proxy statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority.

Please note that we consider it highly unlikely that any of our shareholders is a controlling shareholder, or has a personal interest in this proposal. However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate whether you are, or are not, a controlling shareholder or have a personal interest in this proposal. Without indicating to this effect – we will not be able to count your vote with respect to this proposal.

The Board of Directors unanimously recommends a vote FOR the above proposal.

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with the SEC. All documents which the Company files on the SEC’s EDGAR system are available for retrieval on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Extraordinary General Meeting of Shareholders and the proxy statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED SEPTEMBER 1, 2023. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN SEPTEMBER 1, 2023, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

PolyPid Ltd.
Jacob Harel, Chairman of the Board of Directors

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